UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                   IXnet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46601C-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 12, 1999
         ---------------------------------------------------------------
              Date of Event which Requires Filing of this Statement




     Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

                  / /  Rule 13d-1(b)

                  / /  Rule 13d-1(c)

                  /X/  Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 2 of 8 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           IPC Information Systems, Inc.
           I.R.S. Identification No. 581636502
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
        NUMBER OF           5.           SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      0
         OWNED BY         ------------------------------------------------------
           EACH             6.           SHARED VOTING POWER
        REPORTING
       PERSON WITH                       43,100,000
                          ------------------------------------------------------
                            7.           SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                            8.           SHARED DISPOSITIVE POWER

                                         43,100,000
--------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           43,100,000
--------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           84.3% (based upon 51,148,867 shares outstanding as of January 31,
           2000)

--------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 3 of 8 Pages
------------------------                                    -------------------


--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           IPC Communications, Inc.
           I.R.S. Identification No. 134060937
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) / /
                                                            (b) /X/
--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
        NUMBER OF           5.           SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      0
         OWNED BY         ------------------------------------------------------
           EACH             6.           SHARED VOTING POWER
        REPORTING
       PERSON WITH                       43,100,000
                          ------------------------------------------------------
                            7.           SOLE DISPOSITIVE POWER

                                         0
                          ------------------------------------------------------
                            8.           SHARED DISPOSITIVE POWER

                                         43,100,000
--------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           43,100,000

--------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         / /

--------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           84.3% (based upon 51,148,867 shares outstanding as of January 31,
           2000)

--------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 4 of 8 Pages
------------------------                                    -------------------


ITEM 1(A).  NAME OF ISSUER:

         IXnet, Inc.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Wall Street Plaza
         88 Pine Street
         New York, NY 10005


ITEM 2(A).  NAMES OF PERSON FILING:

         IPC Information Systems, Inc. ("IPCI")
         IPC Communications, Inc. ("IPCC")


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

         Wall Street Plaza
         88 Pine Street
         New York, NY 10005


ITEM 2(C).  CITIZENSHIP:

         Delaware


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common stock, par value $0.01 per share (the "Common Stock")


ITEM 2(E).  CUSIP NUMBER:

         46601C-10-9


ITEM 3.

         Not applicable.

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 5 of 8 Pages
------------------------                                    -------------------



Item 4.  OWNERSHIP.

     The following information with respect to the ownership of the Common Stock by IPCI, a wholly owned subsidiary of IPCC, is provided as of January 31, 2000. None of the shares set forth below constitute shares of the beneficial ownership of which IPC had the right to acquire within 60 days following such date.

     (a)  Amount Beneficially Owned: 43,100,000

     (b)  Percent of Class: 84.3%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct vote: 43,100,000

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                43,100,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 6 of 8 Pages
------------------------                                    -------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.  CERTIFICATIONS.

         Not applicable.

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 7 of 8 Pages
------------------------                                    -------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     IPC COMMUNICATIONS, INC.


                                     By:/s/ Gerald E. Starr
                                        ----------------------------------------
                                           Gerald E. Starr
                                           President and Chief Executive Officer



                                     IPC INFORMATION SYSTEMS, INC.


                                     By:/s/ Gerald E. Starr
                                        ----------------------------------------
                                           Gerald E. Starr
                                           President and Chief Executive Officer


Dated:  February 14, 2000

------------------------                                    -------------------
 CUSIP No.  46601C-10-9                13G                   Page 8 of 8 Pages
------------------------                                    -------------------



                             JOINT FILING AGREEMENT                    Exhibit A


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement of Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01, of IXnet, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an Exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


                                     IPC COMMUNICATIONS, INC.



                                     By:/s/ Gerald E. Starr
                                        ----------------------------------------
                                         Gerald E. Starr
                                         President and Chief Executive Officer


                                     IPC INFORMATION SYSTEMS, INC.



                                     By:/s/ Gerald E. Starr
                                        ----------------------------------------
                                         Gerald E. Starr
                                         President and Chief Executive Officer